SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Starz
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)

85571Q102
(CUSIP Number)

November 7, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85571Q102	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Merion Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,436,724*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,436,724
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,436,724
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON PN

* The voting power represented on this row only includes 3,239,706 Shares that were held of record by the Merion Fund (as defined in Item 2(a)) on October 31, 2016, the record date for the Company's special meeting of its stockholders for the approval of the proposed merger contemplated in the Agreement and Plan of Merger, dated as of June 30, 2016, by and between the Issuer, Lions Gate Entertainment Corp., a British Columbia corporation ("Lions Gate"), and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Lions Gate ("Orion"), as reported in the Issuer's filings with the Securities and Exchange Commission (the "SEC").

CUSIP No. 85571Q102	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Merion Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,423,240*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,423,240
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,423,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON PN

* The voting power represented on this row only includes 4,260,400 Shares held of record by the Merion Fund, the Merion II Fund (as defined in Item 2(a)) and the Merion ERISA Fund (as defined in Item 2(a)) on October 31, 2016, the record date for the Company's special meeting of its stockholders for the approval of the proposed merger contemplated in the Agreement and Plan of Merger, dated as of June 30, 2016, by and between the Issuer, Lions Gate, and Orion, as reported in the Issuer's filings with the SEC.

CUSIP No. 85571Q102	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Andrew Barroway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,423,240*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,423,240
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,423,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON IN

* The voting power represented on this row only includes 4,260,400 Shares that were held of record by the Merion Fund, the Merion II Fund, and the Merion ERISA Fund on October 31, 2016, the record date for the Company's special meeting of its stockholders for the approval of the proposed merger contemplated in the Agreement and Plan of Merger, dated as of June 30, 2016, by and between the Issuer, Lions Gate, and Orion, as reported in the Issuer's filings with the SEC.

CUSIP No. 85571Q102	13G	Page 5 of 10 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Starz (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 8900 Liberty Circle, Englewood, Colorado, 80112.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)       Merion Capital LP, a Delaware limited partnership (the "Merion Fund"), with respect to the Shares (as defined below) directly held by it;

(ii)       Merion Investment Management LP, a Delaware limited partnership ("Merion Investment Management"), with respect to the Shares directly held by the Merion Fund, Merion Capital II LP, a Delaware limited partnership (the "Merion II Fund") and Merion Capital ERISA LP, a Delaware limited partnership (the "Merion ERISA Fund"); and

(iii)       Mr. Andrew Barroway ("Mr. Barroway") with respect to the Shares directly held by the Merion Fund, the Merion II Fund and the Merion ERISA Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Merion Investment Management serves as the investment manager to the Merion Fund, the Merion II Fund and the Merion ERISA Fund. Merion Capital Partners LP, a Delaware limited partnership, is the general partner of the Merion Fund, the Merion II Fund and the Merion ERISA Fund (the "General Partner"). The general partner of the General Partner is MC Investment Management LLC ("MC"). The general partner of Merion Investment Management is Merion Investment Management LLC ("Merion LLC"). Mr. Barroway is the sole member of each of MC and Merion LLC. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is c/o Merion Investment Management LP, 280 King of Prussia Rd., Radnor, PA 19087.

Item 2(c).	CITIZENSHIP

Each of the Merion Fund and Merion Investment Management is a Delaware limited partnership. Mr. Barroway is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

CUSIP No. 85571Q102	13G	Page 6 of 10 Pages

Series A Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).	CUSIP NUMBER

85571Q102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

CUSIP No. 85571Q102	13G	Page 7 of 10 Pages

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 87,562,102 Shares outstanding, which reflects the number of Shares outstanding as of October 31, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 8, 2016.

  The Merion Fund:

(a)    Amount beneficially owned: 6,436,724 Shares

(b)   Percent of class: 7.4%

(c)    (i) Sole power to vote or direct the vote: 0

(ii)       Shared power to vote or direct the vote: 6,436,724 Shares

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition of: 6,436,724 Shares

  Merion Investment Management:

  (a)    Amount beneficially owned: 8,423,240 Shares

  (b)   Percent of class: 9.6%

  (c)    (i) Sole power to vote or direct the vote: 0

  (ii)       Shared power to vote or direct the vote: 8,423,240 Shares

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition of: 8,423,240 Shares

  Mr. Barroway:

  (a)    Amount beneficially owned: 8,423,240 Shares

  (b)   Percent of class: 9.6%

  (c)    (i) Sole power to vote or direct the vote: 0

  (ii)       Shared power to vote or direct the vote: 8,423,240 Shares

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition of: 8,423,240 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 85571Q102	13G	Page 8 of 10 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85571Q102	13G	Page 9 of 10 Pages

  SIGNATURES

  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

  DATE: November 17, 2016

merion investment management lp, for itself and on behalf of MERION CAPITAL LP

By: Merion Investment Management LLC, its general partner

By:	/s/ Andrew Barroway
Name: Andrew Barroway
Title: Managing Member

/s/ Andrew Barroway
ANDREW BARROWAY

CUSIP No. 85571Q102	13G	Page 10 of 10 Pages

  EXHIBIT 1

  JOINT ACQUISITION STATEMENT
  PURSUANT TO RULE 13d-1(k)

  The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

  DATED: November 17, 2016

merion investment management lp, for itself and on behalf of MERION CAPITAL LP

By: Merion Investment Management LLC, its general partner

By:	/s/ Andrew Barroway
Name: Andrew Barroway
Title: Managing Member

/s/ Andrew Barroway
ANDREW BARROWAY